Simpson Thacher & Bartlett LLP

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Direct Dial Number	E-mail Address
+1-650-251-5060	rcapelouto@stblaw.com

February 12, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Denali Holding Inc.

Registration Statement on Form S-4

Filed December 14, 2015

File No. 333-208524

EMC Corporation

Preliminary Proxy Statement on Schedule 14A

Filed December 14, 2015

File No. 001-09853

Ladies and Gentlemen:

Denali Holding Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “registration statement”) contained in the staff’s letter to the Company dated January 13, 2016. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

The Company has also revised the registration statement in response to the staff’s comments, and is filing concurrently with this letter amendment no. 1 to the registration statement, which reflects these revisions and generally updates the information contained therein. The Company also is providing supplementally to the staff copies of amendment no. 1 to the registration statement marked to show all changes to the submission made on December 14, 2015.

General

1.	In light of the complexity of the transaction, please present a plain English description of the material terms of the merger transaction most critical to EMC shareholders as a preface to the detailed Questions and Answers section. At a minimum, you should discuss the following:

•	the uncertainty of the total merger consideration, including the lack of a direct correlation between the market value of the Class V Common Stock and VMware’s Class A common stock;

Securities and Exchange Commission

February 12, 2016

•	the uncertainty that the Class V Common Stock will track the performance of Denali’s economic interest in the VMware business;

•	the possibility that Class V Common Stock may track assets and liabilities and/or businesses other than Denali’s economic interest in the VMware business;

•	the possibility that the economic interests in the Class V Group may change upon reallocation of assets or liabilities;

•	the material differences in the rights of an EMC shareholder and a Denali Class V stockholder (e.g., Denali is a controlled company); and

•	the material differences between the rights of Denali Class V Common Stock and Class C Common Stock if Class V Common Stock is converted.

Response: In response to the staff’s comment, the Company has revised the disclosure beginning on page 1 of the amended registration statement.

2.	Throughout the registration statement, you refer to “Groups” and “segments” and it is unclear how these two terms relate to each other and how an EMC shareholder should interpret them. Please describe for us how you will structure Denali’s business following the merger and how you will clearly distinguish between (a) the Class V Group and the DHI Group and (b) the company’s GAAP segments. Include a diagram that identifies the assets and liabilities and/or businesses initially allocated to the DHI Group and the Class V Group. If the assets and liabilities and/or businesses do not align, initially or in the future, with the GAAP segments, then describe the information you will provide to enable Class V stockholders and other market participants to evaluate the performance of the Class V Group.

Response: In response to the staff’s comment, the Company has revised the disclosure to include a diagram identifying the assets and businesses initially allocated to the DHI Group and the Class V Group on page 2 of the amended registration statement. Following the merger, the Company will own both Dell and EMC, and EMC will continue to own various businesses described in the registration statement and approximately 343 million shares of common stock of VMware. The Class V Group will initially be allocated only such 343 million shares of VMware common stock. The DHI Group will be allocated all of the assets and liabilities of Dell and EMC other than such shares, and a “retained interest” in the Class V Group representing approximately 35% of the Class V Group.

The Company advises the staff that the Company has not yet determined how it will report its operating segments, but to enable Class V stockholders and other market participants to evaluate the performance of the Class V Group, it intends to provide in its quarterly and annual reports unaudited financial information that will show the attribution of Denali’s assets, liabilities, revenue and expenses to the Class V Group in accordance with its tracking stock policy, and has revised the disclosure on page 322 of the registration statement accordingly.

3.	You present information about the Denali Tracking Stock Policy and the actions the Denali board and the Capital Stock Committee may take, such as allocating assets and liabilities to the DHI Group and the Class V Group. Please clarify how such actions may or may not affect a Class V stockholder’s interest in Denali.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 19 of the amended registration statement. Conforming changes have also been made on other pages where such disclosure is repeated.

Securities and Exchange Commission

February 12, 2016

Fee Table

4.	You seek to register an indeterminate number of Class C Common Stock that is issuable upon the conversion of Class V Common Stock. Please revise to include a good faith estimate of the maximum number of Class C Common Stock that may be issued upon conversion. Refer generally to Question 213.01 of Securities Act Rules Compliance and Disclosure Interpretations, available on our website, at www.sec.gov.

Response: In response to the staff’s comment, the Company has revised the fee table of the amended registration statement to delete the Class C Common Stock from the fee table, as it expects that upon any conversion of the Class V Common Stock into shares of Class C Common Stock in accordance with the terms of the Class V Common Stock, it would be able to rely on an available exemption from registration, such as Securities Act Section 3(a)(9).

Letter to EMC Shareholders

5.	Please clarify that, although you intend for the Class V Common Stock to track the performance of Denali’s economic interest in the VMware business, there are no specific terms or features of the Class V Common Stock that ensure it will.

Response: In response to the staff’s comment, the Company has revised the disclosure in the Letter to EMC Shareholders and on page 6 of the amended registration statement. Conforming changes have also been made on other pages where such disclosure is repeated.

Questions and Answers

Questions and Answers Regarding Denali’s Proposed Tracking Stock Structure

Q: How are Denali’s interests aligned with the interests of the holders of Class V Common Stock?, page 11

6.	You disclose on pages 11 and 12 that Denali will be the largest stockholder of VMware and that the MD stockholders and the MSD Partners stockholders will be able to control actions to be taken by Denali, including the election of the directors of VMware. Please disclose the ownership percentage and voting power in VMware that Denali is expected to hold after the merger.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 17 of the amended registration statement. Conforming changes have also been made on other pages where such disclosure is repeated.

Q: Can Denali allocate assets and liabilities to the Class V Common Stock that would not initially be part of the Class V Group?, page 14

7.	Please revise the question to clarify that any allocation of assets or liabilities is to the Class V Group and not to the Class V Common Stock. Also discuss how a change in assets and liabilities and/or businesses being tracked by the Class V Group may impact an investor’s economic interest in the Class V Group.

Securities and Exchange Commission

February 12, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on page 19 of the amended registration statement. Conforming changes have also been made on other pages where such disclosure is repeated.

Q: How common is tracking stock? Do other tracking stocks exist? When was the last time a tracking stock was issued?, page 15

8.	You state that tracking stock is not as common as certain other financing structures. Please clearly state that tracking stocks are used infrequently. Also, given that Class V Common Stock is intended to “track” the performance of Denali’s economic interest in a publicly-traded company, please consider the relevance of the examples provided.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 20 of the amended registration statement. Although the Class V Common Stock is intended to track the performance of the Company’s economic interest in a publicly-traded company and while the precedents cited were intended to track the performance of wholly owned divisions or subsidiaries of the applicable issuers, the Company submits that the precedents cited are nonetheless relevant as examples of prior issuances of common stock with terms and provisions that are similar to those of Class V Common Stock.

Summary, page 16

9.	You disclose on page 44 that upon listing the shares of Class V Common Stock, Denali will be a “controlled company” within the meaning of the NYSE rules. Please explain here the significance of the controlled company exemptions to shareholders.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 21 of the amended registration statement. Conforming changes have also been made on other pages where such disclosure is repeated.

Interests of Certain EMC Directors and Officers, page 21

10.	Please quantify the aggregate compensation that each EMC director and executive officer will receive as a result of the merger as described in more detail starting on page 211.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 27 of the amended registration statement.

Redemption for Securities of Class V Group Subsidiary, page 31

11.	Your discussion of the redemption provisions is unclear. For example, you introduce the concept of a Class V Group Subsidiary without sufficient context. Please clarify, if true, that a Class V Group Subsidiary will only be established or designated for redemption purposes, or advise. Revise your disclosures here and on page 281 so that an investor can readily understand these provisions.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 37 and 302 of the amended registration statement.

Securities and Exchange Commission

February 12, 2016

Risk Factors

Risk Factors Relating to the Merger, page 35

12.	Please add a risk factor addressing the impact of the recent decline in the VMware Class A common stock trading price on the implied value of the merger consideration and the value of the cash payment to be paid in lieu of fractional shares of Class V Common Stock.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 47 of the amended registration statement.

“The merger agreement subjects EMC to restrictions on its business activities,” page 37

13.	Please identify the material restrictions on EMC’s business activities.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 44 and 45 of the amended registration statement.

“Because there is no established trading market...,” page 39

14.	Please remove any implication that the market price of VMware’s Class A common stock would correlate to or be used as a benchmark for the market price of Class V Common Stock. Considering the different characteristics and rights of the two securities, as well as the fact that Class V Common Stock is only intended to track 65% of Denali’s economic interest in the VMware business, it appears such implication is inappropriate.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 46 of the amended registration statement. Conforming changes have also been made on other pages where the same or similar disclosure is included.

“There is a lack of certainty regarding the U.S. federal income tax treatment...,” page 41

15.	Please tell us what consideration you have given to quantifying the potential tax liability if EMC were required to recognize a gain for U.S. federal income tax purposes.

Response: The Company advises the staff that the merger is anticipated to be a non-taxable transaction to EMC and, as a result, the Company has not undertaken a detailed analysis of the potential tax liability if EMC were required to recognize a gain for U.S. federal income tax purposes.

Risk Factors Relating to the Combined Company

“After the closing of the merger...,” page 42

16.	We note that this risk factor discusses multiple risks, including the voting control of the MD stockholders and the MSD Partners stockholders, differential voting power among directors, varying interests among the different classes of stockholders and potential conflicts of interests. Please revise this risk factor to ensure that each material risk is addressed in a separate risk factor.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 50 through 52 of the amended registration statement.

Securities and Exchange Commission

February 12, 2016

“Upon the listing of the shares of Class V Common Stock on the NYSE...,” page 44

17.	Please disclose the total voting power to be held by the MD stockholders, the MSD Partners stockholders and the SLP stockholders after closing of the merger. Also state that EMC is not a controlled company, and therefore, if EMC shareholders become holders of Class V Common Stock, they would no longer be afforded the same corporate governance protections.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 52 and 142 of the amended registration statement.

“Denali may not be able to achieve its objective of reducing its indebtedness...,” page 45

18.	You disclose that you expect to reduce indebtedness using cash from the disposition of non-core businesses of the DHI Group, including EMC. Please describe what you consider to be a non-core business to provide shareholders with insight into the businesses that will remain with the combined entity. Please also tell us whether any dispositions of non-core businesses have occurred or are probable, and if so, tell us what consideration you have given to presenting pro forma financial information relating to such dispositions.

Response: The Company advises the staff that while it is evaluating or pursuing the potential divestiture of a number of businesses, no such divestitures have occurred nor has either the Company or EMC entered into any definitive agreements to effect any such potential divestitures. Given the status of such activities it is uncertain whether the Company will be able to accomplish its objective of using divestiture proceeds to pay down debt or which businesses it may in fact dispose of. In addition, the Company believes that identifying the businesses that it is considering divesting prior to entering into any such transactions could adversely impact such businesses’ relationships with employees, customers and others and therefore adversely impact such businesses and the ability of the Company to effect such sales. Given such facts and considerations, the Company believes that it is premature to publicly disclose the non-core businesses that it may potentially divest. The Company has also considered whether it is appropriate to present pro forma financial information relating to such potential divestitures in the amended registration statement and has determined that it is not appropriate to do so, in light of the Company’s conclusion that such divestitures are not probable at this time. If and when circumstances change in the future, the Company will reconsider if additional disclosure (including presentation of pro forma financial information) is appropriate.

Risk Factors Relating to Denali’s Proposed Tracking Stock Structure

“The Denali board of directors may in its sole discretion elect to convert...,” page 62

19.	Please expand this risk factor to describe the material differences in rights between Class V and Class C Common Stock. Consider including a cross-reference to what should be a more detailed discussion of these differences under “Conversion of Class V Common Stock into Class C Common Stock at the Option of Denali” on page 288.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 71 and 310 through 312 of the amended registration statement.

Information About Denali and Dell, page 73

20.	We note the penultimate risk factor on page 52. Please describe and quantify any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 14(a) of Form S-4 and Item 101(c)(1)(ix) of Regulation S-K.

Response: In response to the staff’s comment, the Company does not believe that any revision to the referenced risk factor is warranted.

Although, as disclosed, Dell’s government contracts are subject to termination due to convenience or non-appropriation, in the last three fiscal years, Dell’s government contracts representing only a de minimis portion of its aggregate government services revenue were terminated for such reasons or underwent a renegotiation of profits. Dell estimates that all revenue related to its contracts with U.S. federal and foreign governments represents less than 10% of its total annual consolidated net revenue. Accordingly, in the last three years, no material portion of Dell’s business was adversely affected by the potential effects described in the risk factors.

Securities and Exchange Commission

February 12, 2016

The Company notes that the scope of the referenced risk is broad because termination for convenience or non-appropriation clauses are included in all U.S. federal government contracts as a matter of law. Even if there is no express termination for convenience clause in a contract, courts have found such clauses to be present as a matter of public procurement policy, and, accordingly, all of Dell’s contracts with the federal government are subject to this risk. These termination clauses are routinely negotiated in Dell’s contracts with U.S. state and local governments as well as in its federal government contracts. In the Company’s experience, however, terminations of government contracts for convenience or non-appropriation have been infrequent. Most government customers operate under an approach to their obligated funding whereby any unused funding is forfeited. As a result, terminations of contracts with funding already in place could put that funding at risk, which makes such terminations more unlikely. In addition, many of Dell’s contracts with its government customers provide for indefinite demand, indefinite quantity purchases. Accordingly, rather than terminate a contract, the customer has the option to suspend purchases.

In light of the foregoing, while the Company believes that the risk factor is appropriate, it does not believe the proposed additional disclosure is warranted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali

Non-GAAP Financial Measures, page 85

21.	Please provide us with a breakdown of the individual items that compose each of the purchase accounting non-GAAP adjustments for all periods presented.

Response: In response to the staff’s comment, the Company refers the staff to the following tables, and footnotes (a) through (k), regarding the purchase accounting non-GAAP adjustments for each of the periods presented:

Securities and Exchange Commission

February 12, 2016

	(a)	(b)	(c)	(d)	(e)	(f)
	Deferred Revenue FV Amort	Financing Receivables FV Amort	PP&E Depreciation	Warranty Liability FV Amort	Deferred Charges FV Adj	Derivative Valuation Adj	Other	Total Impact of Purchase Accounting
Successor
For the three months ended July 31, 2015
Revenue	137	(1)	—	—	—	—	(1)	135
Gross margin	137	9	4	(3)	(12)	—	(1)	134
Operating expenses	—	—	(23)	—	—	—	—	(23)
Operating income	137	9	27	(3)	(12)	—	(1)	157
Net income (loss)	137	9	27	(3)	(12)	—	(1)	157
EBITDA	137	9	—	(3)	(12)	—	(1)	130
Successor
For the three months ended August 1, 2014
Revenue	263	11	—	—	—	(4)	—	270
Gross margin	263	21	4	(9)	(5)	(4)	(1)	269
Operating expenses	—	—	(23)	—	—	—	—	(23)
Operating income	263	21	27	(9)	(5)	(4)	(1)	292
Net income (loss)	263	21	27	(9)	(5)	(4)	(1)	292
EBITDA	263	21	—	(9)	(5)	(4)	3	269

Securities and Exchange Commission

February 12, 2016

	(a)	(b)	(c)	(d)	(e)	(f)
	Deferred Revenue FV Amort	Financing Receivables FV Amort	PP&E Depreciation	Warranty Liability FV Amort	Deferred Charges FV Adj	Derivative Valuation Adj	Other	Total Impact of Purchase Accounting
Successor
For the six months ended July 31, 2015
Revenue	291	(3)	—	—	—	—	—	288
Gross margin	291	18	8	(7)	(25)	—	1	286
Operating expenses	—	—	(49)	—	—	—	2	(47)
Operating income	291	18	57	(7)	(25)	—	(1)	333
Net income (loss)	291	18	57	(7)	(25)	—	(1)	333
EBITDA	291	18	—	(7)	(25)	—	1	278
Successor
For the six months ended August 1, 2014
Revenue	569	22	—	—	—	(10)	—	581
Gross margin	569	41	8	(18)	(10)	(10)	—	580
Operating expenses	—	—	(48)	—	—	—	2	(46)
Operating income	569	41	56	(18)	(10)	(10)	(2)	626
Net income (loss)	569	41	56	(18)	(10)	(4)	(2)	632
EBITDA	569	41	—	(18)	(10)	(10)	2	574

Securities and Exchange Commission

February 12, 2016

	(a)	(b)	(c)	(d)	(e)	(f)	(g)
	Deferred Revenue FV Amort	Financing Receivables FV Amort	PP&E Depreciation	Warranty Liability FV Amort	Deferred Charges FV Adj	Derivative Valuation Adj	Deferred Profit FV Adj	Other	Total Impact of Purchase Accounting
Successor
For the fiscal year ended January 30, 2015
Revenue	954	31	—	—	—	(9)	—	—	976
Gross margin	954	75	16	(30)	(27)	(9)	45	1	1,025
Operating expenses	—	—	(95)	—	—	—	—	4	(91)
Operating income	954	75	111	(30)	(27)	(9)	45	(3)	1,116
Net income (loss)	954	75	111	(30)	(27)	(3)	45	(3)	1,122
EBITDA	954	75	—	(30)	(27)	(9)	45	3	1,011

Securities and Exchange Commission

February 12, 2016

	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
	Deferred Revenue FV Amort	Financing Receivables FV Amort	PP&E Depreciation	Warranty Liability FV Amort	Deferred Charges FV Adj	Derivative Valuation Adj	Deferred Profit FV Adj	Financing Receivables Day One Charge	Acceleration of Stock Based Compensation Awards	Customer Shipments in Transit	Inventory FV Adj	Other	Total Impact of Purchase Accounting
Pro Forma
For the fiscal year ended January 31, 2014
Revenue	1,080	45	—	—	—	(10)	—	—	—	106	—	1	1,222
Gross margin	1,080	77	16	(35)	(20)	(10)	366	204	3	106	176	—	1,963
Operating expenses	—	—	(94)	—	—	—	—	—	(64)	—	—	1	(157)
Operating income	1,080	77	110	(35)	(20)	(10)	366	204	67	106	176	(1)	2,120
Net income (loss)	1,080	77	110	(35)	(20)	(42)	366	204	67	106	176	(1)	2,088
EBITDA - Corrected	1,080	77	—	(35)	(20)	(10)	366	204	67	106	175	—	2,010

Securities and Exchange Commission

February 12, 2016

The Company advises the staff that the amount of the EBITDA adjustment attributable to the impact of purchase accounting for pro forma Fiscal 2014 set forth in the initial filing of the registration statement was $2,171. The Company has revised this amount to (1) remove property, plant and equipment depreciation which was already included as an “above the line” adjustment and (2) remove the effect of pre-LBO purchase accounting adjustments related to Dell’s Fiscal 2013 acquisitions of SonicWall and Quest Software. The Company has revised the adjusted EBITDA amounts on pages 101 and 113 of the amended registration statement to reflect the foregoing.

For the fiscal year ended February 1, 2013, the amount of the EBITDA adjustment attributable to the impact of purchase accounting was $189 million. This amount represents the amortization of the fair value adjustment related to deferred revenue acquired in connection with the acquisitions of SonicWall and Quest during that fiscal year.

(a)	Deferred Revenue FV Amort – the amortization of the deferred revenue fair value adjustment. Amortization is over the estimated useful life of one to three years.

(b)	Financing Receivables FV Amort – the amortization of the fair value adjustment related to the gross customer financing receivables balance. Amortization is over the three year weighted average useful life of the loan portfolio.

(c)	PP&E Depreciation – the impact to depreciation and amortization of the fair value adjustment to property, plant and equipment.

(d)	Warranty Liability FV Amort – Amortization of the purchase accounting adjustment related to the fulfillment of extended warranty service obligations. The amortization is over the estimated useful life of 2.5 years.

(e)	Deferred Charges FV Adj – Amortization of the purchase accounting adjustment related to deferred charges (capitalized contract costs) primarily for the Dell Services business unit.

(f)	Derivative Valuation Adj – the impact of the mark to market adjustment for de-designated cash flow hedges, triggered by a change of control in the going-private transaction.

(g)	Deferred Profit FV Adj – amortization of the fair value adjustment of the liability for deferred profit relating to products transferred to and from the Company’s original design manufacturers.

(h)	Financing Receivables Day One Charge – recognition of the allowance for doubtful accounts on the consumer and commercial lease and loan portfolio, reflected on day one of the successor period.

(i)	Acceleration of Stock Based Compensation Awards – compensation costs related to cash settlement of employee stock options, triggered by the going-private transaction.

(j)	Customer Shipments in Transit – amortization of fair value adjustments on customer shipments in transit, classified as a part of “other current assets”. Amortized fully in the first quarter following the going-private transaction.

(k)	Inventory FV Adj – Amortization of fair value adjustment to work-in-process and finished goods inventory.

Securities and Exchange Commission

February 12, 2016

Liquidity, Capital Commitments, and Contractual Cash Obligations

Liquidity

Key Performance Metrics, page 120

22.	Please present a reconciliation of the most recent quarterly non-GAAP net revenue and non-GAAP cost of sales used in calculating your DSO, DSI and DPO metrics to the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: In response to the staff’s comment, the Company has expanded the disclosure on pages 131 and 132 of the amended registration statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali—Liquidity, Capital Commitments, and Contractual Cash Obligations—Liquidity— Key Performance Metrics” to present a reconciliation of the non-GAAP net revenue and non-GAAP cost of sales used in calculating the DSO, DSI and DPO metrics to GAAP net revenue and GAAP costs of sales, respectively, for each of the periods presented.

Proposal 1: Approval of the Merger Agreement

Background of the Merger, page 156

23.	We note that the EMC board of directors considered various strategic alternatives, including a spin-off of EMC’s shares in VMware to EMC shareholders, a potential transaction with another company, possible sale of assets or of EMC as a whole, various “Federation 2.X” enhancements, and the creation of a managed cloud services business, among others. Please discuss why each alternative was ultimately rejected in favor of the merger transaction with Denali.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 173, 174, 176 through 178, 185 and 187 of the amended registration statement.

24.	Describe in greater detail the nature and substance of the negotiations during the meetings, including the material issues discussed, the key negotiated terms, and the positions taken by those involved. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved during the course of discussions. For example, discuss the negotiations and material developments regarding the consideration offered, including the tracking stock component; the significant indebtedness to finance the merger; and the tax consequences of the transaction. You should reconsider the background section in its entirety when evaluating your disclosure.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 171, 175, 178, 179 through 184 and 186 of the amended registration statement.

25.	Please provide us with copies of all materials prepared by Morgan Stanley, Evercore and McKinsey and shared with the EMC board of directors, including copies of all board books.

Response: The Company advises the staff that the requested materials are being provided to the staff under separate cover by counsel to EMC on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. By separate letter, counsel to EMC is also requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Securities and Exchange Commission

February 12, 2016

26.	You disclose on page 172 that “EMC’s management team and representatives of Skadden and Morgan Stanley were able to negotiate transaction terms that were more favorable to EMC shareholders....” Please discuss in more detail the differences between the initial and final terms and how the final terms were more favorable to EMC shareholders.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 186 of the amended registration statement.

EMC’s Reasons for the Merger; Recommendation of the EMC Board of Directors, page 173

27.	Given your statements in risk factors that the Class V Common Stock may not directly correlate to the market price of VMware Class A common stock, discuss how the board determined that it is appropriate to calculate an implied value of the merger consideration and the “premium” based on the market price of VMware Class A common stock. Disclose the implied merger consideration and premium, if any, using the market price of VMware Class A common stock as of the most recent practicable date. Also, revise to discuss what consideration the board gave to analyzing the anticipated value of the merger consideration assuming that the Class V Common Stock would likely trade at a discount to the VMware Class A common stock given the “different characteristics of the two securities.”

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 188 and 193 of the amended registration statement.

28.	In citing to the financial advisors’ analyses and opinions as factors that support the merger, disclose what consideration the board gave to the fact that Morgan Stanley and Evercore performed their analyses based on an implied merger consideration assuming a direct correlation between the Class V Common Stock and the VMware Class A common stock that you warn may not exist. Please discuss how the EMC board considered the recent decline in the market price of VMware Class A common stock in determining not to obtain an updated fairness opinion from Morgan Stanley and Evercore and how this impacts its recommendation to EMC shareholders, if at all.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 188 and 193 of the amended registration statement.

29.	Please discuss the consideration, if any, that the board gave to the nature and characteristics of the tracking stock portion of the merger consideration in comparison with the EMC common stock, including the uncertain valuation, the significant differences in voting rights, etc.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 189, 190, 191 and 192 of the amended registration statement.

30.	You indicate that the Class V Common Stock is intended to give EMC shareholders the opportunity to benefit from synergies anticipated to be realized by VMware following the transaction. Please elaborate on the nature of these synergies and quantify them if possible.

Securities and Exchange Commission

February 12, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 188 and 189 of the amended registration statement.

31.	Disclose what conclusions the board made about the “potential shareholder value” attributable to the strategic alternatives listed in the sixth bullet point and how those values compared to the merger consideration.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 189 of the amended registration statement.

32.	You state on page 175 that a factor in favor of the transaction is that Denali’s board of directors will have fiduciary duties to holders of the Class V Common Stock. However, in a risk factor on page 59 you state that Denali’s tracking stock capital structure could create conflicts of interest and the Denali board may make decisions that could adversely affect or not be in the best interest of a particular group. Please discuss how this potential conflict of interest was considered by the board in evaluating the proposed transaction.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 190 of the amended registration statement.

Opinions of EMC’s Financial Advisors

Premia Paid Analysis, page 185

33.	Discuss whether Morgan Stanley considered a potential decrease in market value of the VMware Class A common stock in analyzing the implied merger consideration of $33.15. Also discuss if Morgan Stanley considered whether the Class V Common Stock may trade at a discount to the trading price of VMware Class A common stock.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 202 and 203 of the amended registration statement.

Opinion of Evercore

Class V Common Stock Discount, page 197

34.	Discuss whether Evercore considered a trading discount greater than 10% in assessing the valuation ranges and, if not, why a maximum discount of 10% was appropriate.

Response: The Company advises the staff that EMC has informed the Company that Evercore considered a number of factors in determining an appropriate range of potential discounts to the trading price of VMware Class A common stock on October 7, 2015 (the last trading date prior to press reports that Denali and EMC were engaged in discussions regarding a possible transaction) for the EMC board of directors to consider for illustrative purposes in connection with its review of the merger. Evercore reviewed and discussed with the EMC board of directors publicly available financial and market information regarding tracking stocks that are currently publicly traded, and similar information relating to certain other tracking stocks that were previously publicly traded. In addition, Evercore reviewed and discussed with the EMC board of directors academic research and analyst commentary with respect to the performance of tracking stock. Evercore was not able to identify any current or historical example of a publicly traded tracking

Securities and Exchange Commission

February 12, 2016

stock that tracks a business or company that itself has publicly traded stock (other than the proposed Class V Common Stock), and observed that there have been relatively few current and historical tracking stocks of any kind. Evercore observed that tracking stocks often trade at a discount to the estimated value of the assets or business being tracked and noted that the amount of that discount is subject to numerous variables and uncertainties.

The Company also advises the staff that EMC has also informed the Company that, in connection with its review, Evercore noted that the complexity of the tracking stock structure and the implicit exposure to the credit profile of Denali suggested that the Class V Common Stock may be valued at a discount to the VMware Class A common stock. Evercore also took into account certain countervailing factors, including the fact that the Class V Common Stock was intended to track a company with publicly traded stock with a market-determined price, the potential positive effect of certain expected revenue synergies arising from the merger on the value of VMware that were not reflected in the unaffected price of the VMware Class A common stock, the liquidity of the Class V Common Stock and Denali’s indication that following the completion of the merger it intended to consider opportunities to repurchase shares of Class V Common Stock from time to time.

The Company also advises the staff that EMC has also informed the Company that, based on this review, the analysis described above and Evercore’s experience and professional judgment, Evercore considered that a 0 - 10% discount from the unaffected price of the VMware Class A common stock on October 7, 2015 would be an appropriate illustrative discount range for the EMC board of directors to consider. Evercore also observed that even at substantially higher discount ranges, the value of the merger consideration would be within or exceed each of the implied valuation ranges for its analyses other than its sum of the parts discounted cash flow analyses where stock based compensation was not treated as an expense of EMC, which, as described in the proxy statement/prospectus, Evercore viewed as less relevant to its analysis.

Further, in response to the staff’s comment, the Company has revised the disclosure on page 214 of the amended registration statement.

Interests of Certain EMC Directors and Officers

Golden Parachute Compensation, page 218

35.	Please revise footnote (4) to quantify each separate form of compensation included in the aggregate total reported. Refer to Item 18(a)(7) of Form S-4 and Instruction 4 to Item 402(t)(2) of Regulation S-K.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 237 of the amended registration statement.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders, page 221

36.	We understand that the opinions to be filed will be subject to uncertainty as there are no Internal Revenue Code provisions, U.S. federal income tax regulations, court decisions, or published IRS rulings directly addressing the characterization of stock with characteristics similar to Class V Common Stock. As such, tax counsel is unable to provide a “will” opinion. Ensure that the degree of uncertainty in the opinions is described here and elsewhere, such as in the risk factor disclosure on page 41. See Section III.C.4 of Staff Legal Bulletin No. 19.

Securities and Exchange Commission

February 12, 2016

Response: The Company advises the staff that the Company has described that the tax opinions to be filed are subject to uncertainty because of the absence of direct tax authority regarding the treatment of tracking stock. For example, in the risk factor on page 49 of the amended registration statement, the Company states that:

“There are currently no Internal Revenue Code provisions, U.S. federal income tax regulations, court decisions or published IRS rulings directly addressing the characterization of stock with characteristics similar to those of the Class V Common Stock. Consequently, Denali cannot make any assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth under “Proposal 1: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” or any of the tax consequences described in the tax opinions.”

The Company also notes that, in tax disclosure on page 241 of the amended registration statement, the Company states that:

“Although counsels for EMC and Denali intend to deliver opinions that the Class V Common Stock should be treated as common stock of Denali, in the absence of authorities directly on point or an advance ruling from the IRS, this issue is not free from doubt and there is a risk that the IRS could assert that the Class V Common Stock is property other than stock of Denali.”

The Company advises the staff that it believes that the statements above address why counsel for EMC and counsel for the Company are not providing “will” level tax opinions with respect to the transaction.

37.	It is inappropriate to assume the receipt and accuracy of opinions. Please revise.

Response: In response to the staff’s comment, the Company has deleted throughout the amended registration statement the assumptions regarding the receipt and accuracy of tax opinions.

38.	Under Sections 6.02 and 6.03 of the Agreement and Plan of Merger, both Denali and EMC have the right to waive the condition to receive the tax opinions. Please undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. See Section III.D. 3 of Staff Legal Bulletin No. 19.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 12 of the amended registration statement. Conforming changes have also been made on other pages where such disclosure is repeated.

Denali Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Denali Unaudited Pro Forma Condensed Combined Financial Statements

4. Estimate of Consideration Transferred and Assets to be Acquired and Liabilities to be Assumed, page 268

Securities and Exchange Commission

February 12, 2016

39.	Considering the recent decline in the trading price of VMware’s common stock, tell us your consideration to use a more recent valuation for pro forma disclosure purposes. Also, please revise the sensitivity analysis to provide a range of possible outcomes that is more reflective of current market conditions.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 288 and 289 of the amended registration statement.

6. Pro Forma Adjustments

Pro Forma Adjustments to the Statements of Income (Loss), page 270

40.	Please provide us with the pro forma earnings per share calculations to be included in Note (g) based on information that is currently known.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 283, 284 and 292 of the amended registration statement.

41.	Pursuant to the terms of the merger agreement, each currently outstanding EMC stock option will vest and become fully exercisable prior to the effective time of the merger and each currently outstanding EMC restricted stock unit will fully vest. Tell us the amount of compensation expense that will be recorded upon acceleration of the vesting and whether you considered disclosing this charge in the notes to the unaudited pro forma financial statements. To the extent material, please also tell us whether you considered including a pro forma balance sheet adjustment to retained earnings for such charge.

Response: The Company advises the staff that the Company is currently assessing the expected compensation expense that will be recorded upon acceleration of the vesting of currently outstanding EMC restricted stock units. When the Company’s analysis is complete, the Company intends to disclose this amount in a subsequent amendment to the registration statement. Furthermore, to the extent that this amount is material, the portion of this expense that is expected to be recorded by the acquirer after the acquisition will be included as a pro forma balance sheet adjustment to retained earnings.

Description of Denali Capital Stock Following the Merger

Liquidation and Dissolution

Liquidation Units, page 290

42.	Please clarify what trading in the “regular way” market means in this context.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 313 of the amended registration statement to specify when the first day of regular way trading on the NYSE is expected to begin, rather than distinguish regular way trading from any potential when-issued trading that may or may not develop before such time.

43.	Please explain how the Denali board will determine the fair value of Class C Common Stock, absent a trading market.

Securities and Exchange Commission

February 12, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on page 313 of the amended registration statement.

44.	Please clarify what role, if any, the Capital Stock Committee would have in determining the fair value of the Class C Common Stock, as it would impact the number of liquidation units of the Class V Common Stock.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 313 of the amended registration statement.

45.	Please provide an illustrative example showing the number of liquidation units a holder of Class V Common Stock would receive based on hypothetical market prices and fair values.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 313 of the amended registration statement.

Description of Denali Tracking Stock Policy

Relationship between the DHI Group and the Class V Group

Other Transfer of Assets and Liabilities, page 295

46.	To the extent assets and/or liabilities, not attributable to the VMware business, are allocated or reallocated between the Groups, please explain what information will be provided to holders of Class V Common Stock to enable them to evaluate the performance of the Class V Group.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 320 of the amended registration statement.

Financial Reporting: Allocation Matters

Financial Reporting, page 298

47.	You state that you will provide segment information in respect of the DHI Group and the Class V Group in accordance with GAAP. Please describe further the intended segment structure of the business following the merger. Tell us whether the DHI Group and the Class V Group will be considered separate operating and/or reporting segments, and if so, tell us how you applied the guidance in ASC 280 in identifying these Groups as segments. If these Groups will not be separate segments, revise your disclosures to clarify what you mean by “segment information in respect of the DHI Group and the Class V Group in accordance with GAAP.”

Response: In response to the staff’s comment, the Company has revised the disclosure on page 322 of the amended registration statement. The Company advises the staff that, as of the time of the filing of the amended registration statement, the Company had not yet determined how it will report its operating segments. The Company expects to disclose its determination of how it will report its operating segments in a subsequent amendment to the registration statement.

48.	You also state that the Class V Common Stock, the DHI Group common stock and the Class V Group segment will be allocated the debt and preferred stock of VMware and its subsidiaries from time to time in accordance with GAAP. Please explain further your application of GAAP for the allocation of debt and preferred stock to a class of stock.

Securities and Exchange Commission

February 12, 2016

Response: In response to the staff’s comment, the Company has deleted the reference to “in accordance with GAAP” on page 322 of the registration statement, as the allocation described will be part of its financial reporting tracking stock policy.

Denali Financial Statements

Consolidated Statements of Income (Loss), page F-5

49.	You disclose on page F-16 that revenue from third-party software sales is included within the “Services Revenue, including software related” line item. Please tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X when combining product revenues with service revenues.

Response: In response to the staff’s comment, the Company advises the staff that prior to fiscal 2010, Dell reported revenue and cost of goods sold in single income statement captions. Beginning in the first quarter of fiscal 2010, Dell began presenting subcaptions for net revenue and costs of goods sold for “Products” and “Services” as Dell’s management expected that services revenue would exceed 10% of total net revenue for fiscal 2010, requiring separate presentation under Rule 5-03. In connection with the change in Dell’s income statement presentation, Dell’s management also evaluated software license revenue, with post contract customer support, to assess the Rule 5-03 classification. First, Dell evaluated whether classification as product or services revenue was appropriate. Second, Dell considered whether this revenue source exceeded 10% of total net revenue for consideration as a separate caption, or if below 10%, whether the revenue source could be combined as provided by Rule 5-03.

The Company advises the staff that the relevant considerations for Dell’s analysis of “software related” and its reason for classifying third-party software sales in the “services” caption are summarized below:

•	In connection with the change in the income statement presentation in fiscal 2010 to present a separation of product and services revenue and cost of goods sold, Dell analyzed third-party software revenue in more detail.

•	Dell determined that third-party software is often sold with post-contract customer support, referred to as PCS.

•	Dell noted that it typically accounts for arrangements containing the software license and PCS as a single unit of account, because it does not have vendor specific objective evidence, or VSOE, of fair value for PCS in most cases. Thus, the revenue for the tangible good sold (the software license) is recognized together with the service (PCS) over the life of the PCS contract as a “hybrid” revenue stream.

•	Based on the variety of different software products available for sale, Dell believed, and the Company continues to believe, that there is not a practical way of separating PCS revenue from software license revenue. Due to the high volume of software products available for sale and pricing diversity of software products sold, the Company does not believe it can devise a reliable and systematic way to separate PCS revenue from the software license revenue. This is also true for the cost of revenue, where the direct cost is not able to be separated and the indirect costs that are shared are not conducive to a reasonable allocation method between the software license and the PCS.

Securities and Exchange Commission

February 12, 2016

•	PCS is typically classified in services revenue by the software industry. As a result, the Company believes that it is using a classification methodology that, as it relates to the PCS element, is consistent with the manner in which the industry presents such revenue.

•	The single unit of account arrangement containing the software and PCS elements are recognized ratably over the service delivery period, so the revenue attribution for these arrangements is more like that of “upsell” service revenue offerings, which are also recognized ratably over the delivery period and classified within the “services” category. As such, the Company has elected to classify the indivisible revenue and cost of goods sold streams for software license and PCS within the “services” category in the interest of establishing a consistent approach to similar issues across different offerings.

Dell and the Company have not changed the method used to allocate revenue and cost of goods sold to the products and services categories since Dell developed its methodology in the first quarter of fiscal 2010.

For the year ended January 30, 2015, the Company’s third-party software revenue, including PCS, represented approximately 5% of total revenue and 26% of services revenue. For the year ended January 31, 2014, the Company’s third-party software revenue, including PCS, represented approximately 6% of total revenue and 28% of services revenue. Based on the relative size of the third-party software and PCS to total revenue, the Company believes that it is not distorting revenue and cost of goods sold in either caption by including the software license in the “Services, including software related” caption as a result of this method of classification.

The Company notes that the topic of including the software license fee with the services revenue was addressed by Dell with the staff in 2010 through the comment letter process (see Dell correspondence filed on EDGAR on August 10, 2010). The Company confirms that there have been no changes to the allocation methodologies since that time.

50.	We note that you have both Series A and Series B common stock outstanding at each balance sheet date, as well as Series C common stock outstanding at December 1, 2015. Tell us what consideration you have given to the two-class method for computing basic and diluted earnings per share for each class of your common stock. We refer you to ASC 260-10-45-60B(d). In addition, please enhance your disclosures in Note 19, as necessary, to describe the pertinent rights and privileges of your various series of common stock outstanding. We refer you to ASC 505-10-50-3.

Response: In response to the first part of the staff’s comment, the Company advises the staff that it has considered the impact of the Denali Series A common stock, Series B common stock and Series C nonvoting common stock under the two-class method for computing and presenting net loss per share attributable to common shareholders - basic and diluted in accordance with ASC 260-10-45-60B(d). The three classes of common stock share equally in dividends declared or accumulated and have equal participation rights in undistributed earnings. In addition, in the event of a liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of all classes of common stock have equal rights to receive the assets of the Company after the rights of the holders of any outstanding preferred stock have been satisfied. The Company has determined that there is no impact in the presentation of net loss per share attributable to common shareholders - basic and diluted because the dividend rates are the same for each share of common stock regardless of the class. Thus, the Company presents earnings per share on a combined basis. The Company has added disclosure under Note 13 in the Notes to the

Securities and Exchange Commission

February 12, 2016

Audited Consolidated Financial Statements of Denali on page F-51 of the amended registration statement and Note 11 in the Notes to the Unaudited Condensed Consolidated Financial Statements on page F-94 of the amended registration statement to disclose the Company’s use of the two-class method.

In response to the second part of the staff’s comment, the Company has revised the disclosure under Note 18 in the Notes to the Audited Financial Statements of Denali, on page F-65 of the amended registration statement, to provide additional detail about the pertinent rights and privileges of the various classes of common stock outstanding.

Notes to Audited Consolidated Financial Statements

Note 6. Debt

Covenants and Restricted Net Assets, page F-32

51.	Tell us what consideration you have given to separately disclosing the amount of restricted net assets for your unconsolidated and consolidated subsidiaries as of the end of the most recently completed fiscal year. We refer you to Rule 4-08(e)(3)(ii) of Regulation S-X.

Response: In response to the staff’s comment, the Company refers to Rule 4-08(e)(3)(ii) which requires entities to disclose separately the amounts of such restricted net asset for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Denali does not have unconsolidated subsidiaries, and all consolidated subsidiaries were restricted during the successor periods presented in the Audited Consolidated Financial Statements of Denali. On page F-32 of the amended registration statement, the Company has revised Note 6 in the Notes to the Audited Financial Statements of Denali as follows expressly to address this matter: “All of Denali’s consolidated net assets, results of operations and cash flow, other than as discussed above in connection with the Microsoft Note, consist of its investments in Dell and Dell’s consolidated subsidiaries, all of which are restricted subsidiaries as of January 30, 2015.” The Company believes that this disclosure, as amended, clearly communicates to the reader the extent of the restrictions.

The Company advises the staff that it will continue to monitor its consolidated subsidiaries that may become unrestricted during fiscal 2016, and will consider whether or not expanded or quantified disclosures are then warranted under this rule.

EMC Corporation’s Preliminary Proxy Statement on Schedule 14A

52.	Please revise EMC Corporation’s Preliminary Proxy Statement in accordance with the above comments, as applicable.

Response: The Company advises the staff that concurrently with the filing of the amended registration statement, EMC will be filing amendment no. 1 to its Preliminary Proxy Statement on Schedule 14A, filed by EMC on December 14, 2015, which has been revised in accordance with the above comments and the responses thereto.

Securities and Exchange Commission

February 12, 2016

If the staff has any questions or requires additional information concerning amendment no. 1 to the registration statement or related matters, please contact the undersigned at (650) 251-5060 or, in my absence, Christopher May of our firm at (713) 821-5666.

Sincerely,

/s/ Richard Capelouto

Richard Capelouto, Esq.
Simpson Thacher & Bartlett LLP

cc:	Richard J. Rothberg
Senior Vice President, General Counsel and Secretary
Dell Inc.

Janet B. Wright
Vice President — Corporate, Securities & Finance Counsel
Dell Inc.

Christopher R. May, Esq.
Simpson Thacher & Bartlett LLP

Richard J. Parrino, Esq.
Kevin K. Greenslade, Esq.
Hogan Lovells US LLP

Paul T. Dacier, Esq.
Executive Vice President, General Counsel and Assistant Secretary
EMC Corporation

Margaret A. Brown, Esq.
Laura P. Knoll, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP